March 16, 2007
Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cavium Networks, Inc.
Amendment No. 1 to Registration Statement
Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2007. For your convenience, we are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes from the original filing and will forward a courtesy package of these documents to your attention.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated March 12, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
Form S-1
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430-A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include all non-Rule 430A information in any preliminary prospectus that it circulates, including the price range and related information based on a bona fide estimate of the public offering price within that range.
Prospectus Summary, page 1
2.	Please provide us with the basis for your belief that your company is a “leading provider” of highly integrated semiconductor processors.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

In response to the Staff’s comment, the Company respectfully directs the Staff to data provided in a Linley Group report, dated January 2007, evidencing Cavium’s leadership in the 2006 security processor market, where it held the largest market share, 37%, based on data estimates for 2006 that were available at the time of the report.1
The Company’s leadership within the semiconductor industry is evidenced by its receipt of the Most Respected Private Fabless Company award from the Fabless Semiconductor Association in 2003, 2004 and 2006.2 The award identifies “the company garnering the most respect of the industry in terms of its products, vision and future opportunity.”3 In addition, the Company was named to EDN Magazine’s Top 100 Hot Products list of 2004, 2005 and 2006 under the “Processors” category.4 The list is a distillation of the “most innovative and significant products of the year.”5 The Company was also selected as one of Always On’s Top 100 Private Technology Innovators in 2003, 2004 and 20056. Additionally, the Company has received awards from Network System Design Conference for Best Co-Processor and Rising Star in 2002 and 2004, respectively, from Analog Zone for Best Security Product in 2003 and 2004 and from Microprocessor Report for Best Security Processor in 2003.7
Regarding the product superiority of the Company’s OCTEON processors, in 2004 following the initial announcement of the development of the Company’s OCTEON processor, Microprocessor Report wrote, “No other processor integrates as many networking functions as Octeon does, and the few processors that aspire to Octeon’s level of feature integration don’t back their aspirations up with as much integrated logic” and “For data-plane tasks, Octeon generally outclasses the new networking processors announced at Fall Processor Forum by Broadcom, Faraday, Freescale, and PMC-Sierra.”8 In 2006 Microprocessor Report wrote:
The Octeons tend to support more Gigabit Ethernet interfaces than similarly priced processors, and they had High-Speed USB 2.0 host controllers with integrated PHYs—a rare, if not unique, feature. Their TDM/PCM interface also sets them apart from most other chips...Shoppers will be hard pressed to find a less expensive dual-core communications processor with similar integration. ... Most of the new Octeons retain the extensive custom logic for packet processing and
1 Linley Gwennap, “Cavium TAM Analysis and Market Segmentation”, The Linley Group, January 2007, 1. The Linley Group was in possession of all of the data in the report, however the Company commissioned the presentation of the data in the report. A copy will be provided supplementally.
2 FSA, “Awards”, available at http://www.fsa.org/association/awards/winners.asp.
3 FSA, “Awards”, available at http://www.fsa.org/association/awards/descriptions.asp.
4 The Hot 100 Products of 2006, EDN Staff, December 15, 2006, available at http://www.edn.com/index.asp?layout=article&articleid=CA6399100; The Hot 100 Products of 2005, EDN Staff, December 16, 2005, available at http://www.edn.com/article/CA6290449.html; The Hot 100 Products of 2004, EDN Staff, December 17, 2004, available at http://www.edn.com/article/CA486570.html.
5 The Hot 100 Products of 2006, EDN Staff, December 15, 2006, available at http://www.edn.com/index.asp?layout=article&articleid=CA6399100
6 Always On’s Top 100 Private Technology Innovators of 2003, available at http://www.netezza.com/awards/AO062303.htm; Always On’s Top 100 Private Technology Innovators of 2004, available at http://www.isilon.com/news/?sub=press&page=press_archive&release=32; Always On’s Top 100 Private Technology Innovators of 2005, available at http://alwayson.goingon.com/permalink/post/821.
7 See http://www.cavium.com/awards.html.
8 Tom Halfhill, “Cavium Branches Out: New Networking Processors Integrate 2-16 MIPS Cores per Chip”, Microprocessor Report, October 5, 2004, 5. A copy will be provided supplementally.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com security that have made Octeon NSPs the processors to beat for the past year.9
The strength of the Company’s OCTEON processor further demonstrates the foundation for labeling the Company a “leading provider” of highly integrated semiconductor processors.
3.	Tell us what objective criteria you used to determine which customers to name in your summary, as well as the list of customers on page 48. Also tell us whether any other customers also satisfy those criteria.

In response to the Staff’s comment, the Company respectfully advises the Staff that the list of customers includes ten of the Company’s top eleven customers as determined by revenue in 2006. One of the Company’s top ten customers is not included because the Company did not obtain a consent from the customer to include its name in the prospectus.

4.	We note your disclosure in the first paragraph that you generated revenue from over 100 customers in 2006. Please provide equally prominent disclosure of your reliance on a small number of customers, particularly F5 and Cisco Systems, for a significant portion of your historical revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus to describe the Company’s reliance on a small number of customers. The Company respectfully advises the Staff that it has not specifically mentioned F5 Networks and Cisco Systems here as the identity of the top five customers fluctuates from year to year. However, the specific percentage of revenue attributable to these two customers can be found on page 30 of the prospectus.

5.	Please provide us with copies of the industry reports you cite in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

In response to the Staff’s comment, the Company will provide a marked copy of the iSuppli Corporation report under separate cover, marked to highlight the relevant information. The iSuppli report is generated through the iSuppli website according to certain choices made by the user. The Company respectfully advises the Staff that iSuppli has consented to the use of its name and data, and that the iSuppli report was not commissioned by the Company or prepared specifically for use by the Company.
The Offering, page 4
6.	Please revise your disclosure in the third bullet point, and the similar disclosure under “Capitalization” on page 24, to indicate that the number of shares available for future issuance under your 2007 equity incentive plan does not include shares that may be
9 Tom Halfhill,” Cavium Expands Octeon Family: Single- and Dual-Core Chips Supplement High-End Network Processors”, Microprocessor Report, February 6, 2006, 4. A copy will be provided supplementally.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com available for future issuance pursuant to the automatic increase provisions relating to such plan.
In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 24 and 26 of the prospectus.
Risk Factors
Fluctuations in the mix of products, page 10
7.	Please tell us where you have disclosed the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

Item 101(c)(1)(i) of Regulation S-K requires the registrant to state the three-year revenue history “contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years.”

The Company develops, markets and sells semiconductor products and software products. While the Company’s semiconductor products are a different “class” of products from the Company’s software products, revenue from software products has not exceeded 10% during any of the last three fiscal years. In 2006, software products accounted for approximately 3% of total revenue. Therefore, software product revenue is not required to be disclosed under Item 101(c)(1)(i).

The Company considers its semiconductor products to be one class of products for several reasons. First, the functionality of many of the Company’s semiconductor products are subsets of, and overlap with, the Company’s other products. For example, the functionality of many Nitrox products is included in many OCTEON products. Although the Company has different brand names for its products, there is extensive cross-functionality between products and, therefore, no clear delineation of either functionality or end-market use.

Further, the Company considers its Nitrox and OCTEON semiconductor products to be a single class of products for the following reasons:
•	They are all semiconductor products.

•	They are all manufactured using CMOS fabrication technology.

•	They are all capable of being manufactured as multi-core products, using proprietary design technology.

•	They are all sold to the same types and/or classes of customers.

•	They are all managed by a single operations and sales and marketing group.

•	They are all utilized in the same four end markets: enterprise network, data center, broadband and consumer, and access and service provider markets.
For these reasons, the Company respectfully submits to the Staff that it does not believe that Item 101(c)(1)(i) requires the Company to separately state revenues for either of its semiconductor product families.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Delaware law and our amended and restated certificate of incorporation, page 21
8.	Please also disclose the effects of your classified board on the risks described.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.
Special Note Regarding Forward-Looking Statements, page 22
9.	We note the second sentence of the third paragraph. You may not disclaim responsibility for disclosure in your prospectus. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the prospectus.

10.	We note the last paragraph of this section. Please tell us the number of iSuppli directors and the percentage of iSuppli that Mr. Pantuso or his affiliates own. Also tell us whether all the data cited in your prospectus from iSuppli was publicly available before you filed your registration statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are four iSuppli directors. Mr. Pantuso is the only affiliate of the NeoCarta funds on the board of directors of iSuppli. As of December 31, 2006, Mr. Pantuso and his affiliates owned approximately 18.4% of the fully diluted capital stock of iSuppli. The Company further advises the Staff that the data from the iSuppli report cited in the prospectus was publicly available prior to the filing of the registration statement.
Use of Proceeds, page 23
11.	We note from the last paragraph of footnote 13 to your financial statements on page F- 26 that in the event of your initial public offering, you will be required to pay $1.9 million under the described license agreement. With a view toward disclosure in an appropriate section of your document, please tell us the source of funds that you will use to make this payment, the identity of the party to which the payment will be made and the business purpose for tying a license agreement to a securities offering.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company licenses certain technology from MIPS Technologies, Inc. pursuant to the MIPS Technologies Inc, Master Technology License Agreement dated December 30, 2003 (the “Agreement”). Pursuant to the terms of the Agreement, the Company made an initial payment to MIPS for a five year technology license, and agreed to royalty payments to MIPS on sales of Company products incorporating the MIPS technology. In 2003, when the Agreement was entered into, the Company’s cash resources were limited and the Company did not want to commit at that time to any larger cash payment obligation under the Agreement. The Company was, however, interested in a longer-term license on economically acceptable terms. Therefore, since an initial public offering would provide the Company with significant additional cash resources, the Company agreed to an automatic extension of the license for two years for an additional cash payment of $1.9 million if the Company completed an initial public offering prior to the end of the initial five-year license term. As a result, the $1.9 million payment will become due to MIPS within 90 days of the completion of the initial public offering, and the
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com license will be extended for two years. The Company intends to make such payment from the net proceeds of the offering. In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the prospectus.
Capitalization, page 24
12.	Please tell us why you believe it is appropriate to present cash and cash equivalents and capital lease and technology license obligations as part of your capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the prospectus.
Dilution, page 25
13.	We note the disclosure in the paragraph that immediately follows your second table regarding the dilutive effects if the underwriters exercise their over-allotment option. Please also describe how the numbers and percentages in the “total consideration” column in your second table would change due to the exercise of the over-allotment option.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the prospectus.

14.	We note your discussion of the further dilution to be experienced by your new investors to extent your outstanding warrants and stock options are exercised. Please also describe how the numbers and percentages in the “total consideration” and “average price per share” columns in your second table would change due to these exercises.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the prospectus.
Management’s Discussion and Analysis
Overview, page 29
15.	We note your disclosure that you “primarily sell [y]our products to OEMs, either directly or through their contract manufacturers.” In this regard:
•	With a view toward disclosure, please tell us whether you experience materially different margins on your direct sales to OEMs and indirect sales through contract manufacturers;

•	Please clarify whether the contract manufacturers purchase your products as a result of OEMs designating your products for use or whether such sourcing decisions are made by the contract manufacturer; and

•	Please clarify whether you make any sales through contract manufacturers other than as a result of design wins with OEMs. For example, have you experienced a material amount of sales to contract manufacturers who use your products as commercial off-the-shelf products.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

In response to the Staff’s comment, the Company respectfully advises the Staff that:
•	The Company does not experience different margins on direct sales to OEMs and indirect sales through contract manufacturers because in all cases the Company negotiates product pricing directly with the OEM, and such pricing is irrespective of the particular distribution channel through which the OEM chooses to effect its purchases.

•	In all cases, contract manufacturers purchase the Company’s products as a result of OEMs designating the Company’s products for use. The decision to source the Company’s product is never made by the contract manufacturer.

•	The Company does not make any sales through contract manufacturers other than as a result of design wins with the OEMs. Contract manufacturers do not use the Company’s products as commercial off-the-shelf products.
The Company has revised the disclosure on page 30 of the prospectus.
Revenue, page 33
16.	Please revise to quantify the impact of the factors listed as contributors to the 76% increase in revenues in 2006 compared to 2005.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the prospectus.

17.	We see on page 29 that you commenced your first commercial shipment of the OCTEON family of processors and that you introduced a number of new products within all three of product family lines during 2006. Please revise to discuss the impact of the additional product offerings on your revenue during 2006, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the prospectus. The Company respectfully advises the Staff that sales in 2006 relating to products introduced in 2006 were not material and accounted for approximately $0.3 million in sales in 2006, which is consistent with the Company’s history of commencing volume production of a product nine to thirty-six months after our customers make the decision to design our products into their systems.
Cash Flows from Operating Activities, page 37
18.	We reference your statement that the net cash used in operating activities consisted of net changes in operating assets and liabilities. Please revise to address material changes in the underlying drivers of operating cash flows (e.g., cash receipts from the sale of goods and services and cash payments for costs of goods sold). Refer to FR-72.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the prospectus.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

Foreign Currency Risk, page 42
19.	Please expand your disclosure in this section to discuss the foreign currency risk associated with your expenses for wafer fabrication, assembly and test functions which we understand occur in Asia.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the prospectus. The Company respectfully advises the Staff that notwithstanding the fact that the Company outsources wafer fabrication, assembly and test functions, all such expenses are denominated in United States dollars and therefore there is no foreign currency risk associated therewith.
Business
Intellectual Property, page 49
20.	We note your disclosure that you hold six United States patents. In accordance with Item 101(c)(1)(iv) of Regulation S-K, please disclose the importance, and the duration and effect, of the patents that you hold.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the prospectus.

21.	Please disclose the terms of the license mentioned in the last full risk factor on page 15.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the prospectus.
Competition, page 50
22.	Discuss your competitive position with respect to your competitors in greater detail. Please provide enough detail so that your investors will have a reasonable understanding of your relative standing in the product market segments in which you compete.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the prospectus.
Management, page 52
23.	Please indicate the month and year of the beginning and ending dates for the officer positions held by Mr. Reddy at Alliance Semiconductor. Please indicate the nature of the responsibilities undertaken by Mr. Reddy as the Vice President of Investments at Alliance Semiconductor.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the prospectus.
Principal and Selling Stockholders, page 76
24.	Please identify the natural persons with voting or investment power over the shares held by the entities affiliated with Alliance Ventures and Diamondhead Ventures.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of the prospectus.
Consolidated Financial Statements
25.	Please update the financial statements as required by Rules 3-12 of Regulation S X.

The Company respectfully acknowledges the Staff’s comment.
Note 1. Organization and Significant Accounting Policies, page F-7
Revenue Recognition, page F-10
26.	We see from page F-17 that you have $628,000 of deferred revenue recorded as of December 31, 2006. Please revise to disclose the terms of your revenue arrangements that resulted in the recognition of deferred revenue.

The Company respectfully advises the Staff that disclosure regarding revenue recognition and deferred revenue is discussed in Note 1 of the notes to the financial statements. In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the prospectus to refer the reader to Note 1.
Note 5. Acquisitions, pages F-15 and F-16
27.	Please revise to disclose the specific nature of the developed technology acquired and how it will be used in your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-15 and F-16 of the prospectus.
Note 6. Intangible Assets, page F-17.
28.	Please revise the footnotes to clarify the reason for the significant increase in depreciation and amortization for fiscal 2006. In addition, tell us the nature of the prepaid technology leases and clarify the related accounting treatment for these assets. Additionally, please tell us about the $2.9 million payment for technology license obligations and the $3.4 million non-cash amount for capital lease and technology related obligations included in the statement of cash flows for fiscal 2006.

In response to the Staff’s comment, the Company has made additional disclosures on page F-17 of the prospectus regarding fluctuations in amortization expense and on page F-10 of the prospectus regarding the nature of the prepaid technology licenses and related accounting treatment.

The Company supplementally advises the Staff that during 2003, 2004, 2005 and 2006, it licensed technologies with capitalized amounts of $4,344,000, $0, $1,414,000, and $3,408,000, respectively, under arrangements requiring payments in installments. The related obligations are included under the captions “Capital lease and technology license obligations, current and non-current.”
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

The following is a reconciliation of licensed technologies capitalized, payments made for such technologies and the remaining outstanding balance (in thousands):

Amount Capitalized in	2003	$4,344
	2004	—
	2005	1,414
	2006	3,408

Total Capitalized		$9,166

Less
Principal Payments in	2003	$1,074
	2004	599
	2005	998
	2006	2,915

Total Payments Made		$5,586

Remaining Outstanding Obligation		$3,580

As noted in the table above, the $2.9 million payment for technology license obligations in 2006 relates to cash paid for technology the Company licenses and uses in the design of its products.
As noted in the table above, the $3.4 million non-cash amount for capital leases and technology related obligations in the statement of cash flows for 2006 relates to the technology licenses entered into in 2006 and capitalized.
Note 9, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-18
Stock Options and Unvested Common Stock, page F-21
29.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Company respectfully acknowledges the Staff’s comment.

30.	Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Please indicate the compensation recorded, if any, for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. In addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

In response to the Staff’s comment, the Company respectfully advises the Staff of the following information with respect to the options issued within the period beginning January 1, 2006 to the date hereof. Information regarding the Company’s stock option grants during fiscal 2006 to its employees, consultants and non-employee members of its board of directors is summarized as follows:

	Number of				Compensation
	Shares Subject		Estimated Fair		Expense
	to Options	Exercise Price	Value of Common	Intrinsic Value	Recognized
Month of Issue	Granted	Per Share	Stock Per Share	Per Share	in 2006

March	3,922,500	$1.52	$1.76	$0.24	$610,000
June	247,000	$1.87	$2.31	$0.44	$49,000
August	220,000	$2.76	$2.76	$0.00	$28,000
September	50,000	$2.76	$2.76	$0.00	$4,000
November	182,500	$2.71	$2.97	$0.26	$12,000
December	247,500	$2.71	$3.70	$0.99	$6,000

					$709,000

Non-Employee Stock-based Compensation Recognized in 2006 for options granted prior to 2006					36,000

Total Stock-based Compensation Recognized					$745,000

Information regarding the Company’s stock option grants during fiscal 2007 to date to its employees, consultants and non-employee members of its board of directors is summarized as follows:

	Number of				Compensation
	Shares Subject		Estimated Fair		Expense
	to Options	Exercise Price	Value of Common	Intrinsic Value	Recognized
Month of Issue	Granted	Per Share	Stock Per Share	Per Share	in 2007

February	11,250	4.26	*	*	*

* The Company calculates the estimated fair value of its common stock following the end of each quarter.
Given the absence of an active market for the Company’s common stock, the Company’s board of directors was required to estimate the fair value of its common stock for purposes of determining stock-based compensation expense for the periods presented. The board of directors considered objective and subjective factors in determining the estimated value of the Company’s common stock on each option grant date, including the timing of the grant in relation to previous valuation dates, the prices for the Company’s convertible preferred stock sold to outside investors in arms-length transactions, the rights, preferences and privileges of that convertible preferred stock relative to those of the Company’s common stock, the Company’s stage of development and revenue growth, the hiring of key personnel, the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, for the shares of common stock underlying the options given prevailing market conditions, and valuations conducted by independent valuation consultants.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

During 2006, in its final analysis of estimated valuations the board of directors relied heavily upon the valuations made by Duff & Phelps, LLC, an independent valuation firm. The Company engaged Duff & Phelps, LLC in September 2005, to perform valuations of its common stock and convertible preferred stock at least quarterly, which they did through December 2006. Duff & Phelps, LLC used an income approach to estimate the aggregate enterprise value of the Company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period.
Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of the Company’s equity securities. The anticipated timing was based on the plans of the Company’s board of directors and management. Duff & Phelps, LLC estimated the volatility of the Company’s stock based on available information on the volatility of stocks of publicly traded companies in the Company’s industry.
During 2006 and the first quarter of 2007, the Company granted options to purchase the Company’s common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, the Company granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation received from Duff & Phelps, LLC. In conjunction with preparing the financial statements of the Company, the Company estimated the fair value of its common stock underlying stock options on these dates of grant under SFAS 123(R). The Company retrospectively calculated its revenue growth between the dates of the third-party valuation received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of the Company’s common stock between those dates.
The equity value of the Company’s common stock, as determined by Duff & Phelps, LLC increased from $1.52 on December 31, 2005 to $4.26 on December 31, 2006, reflecting an increase of 180%, due to the following factors:
•	Revenue increased 76% over the previous fiscal year.

•	The distribution channel and customer base continued to expand.

•	New Nitrox and OCTEON products were introduced.

•	New end-customer design wins — most notably for OCTEON — were added.

•	The organization expanded.

•	One additional round of equity financing occurred.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

The estimated fair value of the Company’s common stock increased during the first and second quarters of 2006 due to the overall improvement in the aspects of the Company’s business as outlined above. During the third quarter of 2006, the estimated fair value remained relatively constant. At the end of the third quarter, business continued to improve, but concurrently the Company revised the downward projections for expected sales, income and cash flow in future years, which reduced the projected cash flow. This downward revision effectively negated any increase due to improving business conditions. The estimated fair value of the Company’s common stock increased at the end of the fourth quarter of 2006 due to continued improvement in the business in the fourth quarter, continued reduction in the Company’s quarterly net loss and the increased likelihood of an initial public offering.
The Company has not received estimated pricing information from the underwriters and therefore the board of directors did not consider such information in determining the fair value of its common stock. The Company believes that it has used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of its common stock.
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

31.	For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to your financial statements:
•	The method used to determine the fair value of your stock on the stock option grant dates;

•	For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option;

•	If the valuation specialist was a related party, please disclose that fact; and

•	Whether the valuation was contemporaneous or retrospective
In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the prospectus. The Company respectfully advises the staff that Duff & Phelps, LLC was not a related party.
Note 12. Segment Information, page F-25
32.	Please tell us why you should not present revenues from external customers for each product and service, as required by paragraph 37 of SFAS 131.

Paragraph 37 of SFAS 131 requires that an enterprise report revenues from external customers for “each product and service or each group of similar products and services unless it is impracticable to do so.”

As discussed in the response to comment 7 above, the Company considers its semiconductor products to have sufficiently different characteristics than its software products. Therefore, SFAS 131 would require the Company to separately report sales of semiconductor and software products. However, revenues from software products in 2006 were only 3% of total revenue and were therefore not material enough to disclose separately. Similarly, revenue from software products in 2005 and 2004 were 4% and 2%, respectively, of total revenue and were therefore not material enough to disclose separately.

For purposes of SFAS 131 the Company considers its Nitrox and OCTEON semiconductor products to be part of the same product group for the reasons discussed in response to comment 7 above. As a result, the Company respectfully submits to the Staff that it does not believe that SFAS 131 requires it to separately state revenues for any specific semiconductor product.
Note 13. Commitments and Contingencies, page F-25
33.	Please revise to disclose the nature of the technology license obligations, including any significant terms. Please tell us the relationship, if any, between this obligation and the technology license that is capitalized as an intangible asset at December 31, 2005.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the prospectus. As discussed in response to comment 28 above, the Company respectfully advises the Staff that the technology license obligations disclosed in Note
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

13 of the Financial Statements and the technology license capitalized as an intangible assets at December 31, 2006 are related. The obligations as disclosed in Note 13 relate to the future cash payments due for license agreements with outside vendors. The technology licenses that are capitalized as intangible assets on the balance sheet at December 31, 2006 relate to the net balance of license agreements after taking into effect the amortization of their useful life.
Part II of Registration Statement
Item 13. Other Expenses of Issuance and Distribution, page II-1
34.	Please include as a separate item any premium paid on any policy obtained in connection with your offering which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of your securities. Refer to Instruction to Item 511 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will be purchasing director and officer insurance, however the insurance policy does not separate coverage for the offering or sale of our securities and the overall coverage for twelve months. Therefore it is not possible to separate out the expense for the coverage for the offering and sale of our securities.
Item 17, Undertakings, page II-4
35.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please review your filing to include those undertakings.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-4 and II-5 of the Registration Statement to include the required undertakings.
Exhibit 23.1
36.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

The Company respectfully acknowledges the Staff’s comment.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
Arthur D. Chadwick, Cavium Networks, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP
Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com